Exhibit 99.35

PRESS RELEASE

Trading Symbol: SVM.TO	February 14, 2008

SILVERCORP RECORDS $0.12 EPS FOR Q3 FISCAL 2008 ENDED DECEMBER 31, 2007

VANCOUVER, British Columbia – February 14, 2008 – Silvercorp Metals Inc. (the “Company”) is pleased to announce that for the 3rd quarter ended December 31, 2007 the Company recorded consolidated net earnings of $17.5 million or $0.12 per share compared to $9.3 million or $0.06 per share in the same quarter a year ago. Total gross profit increased by 100% to $24.0 million in the 3rd quarter compared to the same period a year ago. Net cash provided by operating activities rose to $22.9 million in the 3rd quarter, a 71% increase over the same period a year ago.

For the nine months ended December 31, 2007, the Company recorded net earnings of $51.0 million, or $0.35 per share, compared to $17.1 million, or $0.12 per share over the same period last year. Sales for the nine month period increased by $55.1 million, or 185% to $84.9 million compared to $29.8 million for the same period last year. Net cash provided by operating activities rose to $65.2 million for the nine months, a 186% increase compared to $22.7 million over the same period last year.

3rd QUARTER HIGHLIGHTS

During the 3rd quarter ended December 31, 2007, gross profit from mine operations amounted to $24.0 million (2007 - $12.0 million) on a total sales of $29.8 million, representing a gross margin of 81% (2007 -82%). The net income realized was $17.5 million (2007 - $9.3 million) with a net profit margin of 59% (2007 - 63%) after deduction of minority interest. Both basic and diluted earnings per share doubled to $0.12 as compared to $0.06 in the prior year period.

Included in the results for the 3rd quarter ended December 31, 2007, Henan Found purchased and milled 3,959 tonnes of ore from a third party that produced 124 tonnes of lead-silver concentrate.

The Company continues to achieve industry leading low total production costs per ounce of silver. In the 3rd quarter, the total production cost is negative $11.07 per ounce of silver after adjusting for by-product credits, compared to negative $8.49 per ounce in the same quarter a year ago.

For this quarter, a total of 88,122 (2007 - 53,521) tonnes of ores were mined, from which 3,691 (2007 -2,042) tonnes of direct smelting ores were hand sorted for direct shipment to smelters, and 84,431 (2007 -51,479) tonnes of ores were shipped to mills for treatment to recover silver-lead and zinc concentrates. The average mining cost is $53.40 (2007 - $44.00) per tonne of ore and average milling cost is $12.10 (2007 -$20.42) per tonne of ore.

In comparing to the 2nd quarter ended September 30, 2007, the Company’s ores mined increased by 18%, or 13,405 tonnes to 88,122 tonnes and ores milled increased by 16%, or 11,591 tonnes to 85,028 tonnes in the 3rd quarter of fiscal 2008. The increase in production was offset by a 10% and 39%, respectively, drop in the average selling price for lead and zinc, and by the strong Canadian dollar, resulting in production costs, adjusted for by-products credits, increasing by 19% to negative $11.07 per ounce of silver from negative $13.62 in the 2nd quarter ended September 30, 2007.

Net cash provided by operating activities rose to $22.9 million in the 3rd quarter, a 71% increase over the same period a year ago, capital expenditures during the period amounted to $22 million representing the purchase of mineral rights and properties, and a cash dividend distribution of $7.4 million was paid to the shareholders, resulting in cash and cash equivalents and short term investments of $82.1 million as of December 31, 2007.

NINE MONTH HIGHLIGHTS

For the nine months ended December 31, 2007, gross profit from mine operations amounted to $67.5 million (2007 - $23.7 million), representing a gross margin of 80% (2007 - 80%). The net income realized was $51.0 million (2007 - $17.1 million) with a net profit margin of 60% (2007 - 57%). The net earnings are $0.35 (2007 - $0.12) per basic share, representing almost a 300% increase.

The Company continues to achieve industry leading low total production costs per ounce of silver. The total production cost is negative $11.62 per ounce of silver after adjusting for by-product credits for the nine months ended December 31, 2007, compared to negative $7.20 per ounce in the same period a year ago.

For the nine months ended December 31, 2007, a total of 233,655 (2007 - 124,765) tonnes of ores were mined, from which 9,760 (2007 - 4,825) tonnes of direct smelting ores were hand sorted for direct shipment to smelters, and 223,895 (2007 - 119,940) tonnes of ores were shipped to mills for treatment to recover silver-lead and zinc concentrates. The average mining cost is $51.19 (2007 - $40.00) per tonne of ore and average milling cost is $11.92 (2007 - $20.26) per tonne of ore.

Net cash provided by operating activities rose to $65.2 million in the nine months ended December 31, 2007, a 186% increase over the same period a year ago, capital expenditures during the period amounted to $27.5 million representing the purchase of mineral rights and properties, and a cash dividend distribution of $7.4 million was paid to the shareholders, resulting in cash and cash equivalents and short term investments of $82.1 million as of December 31, 2007.

OPERATION HIGHLIGHTS FOR THE MINES - For the 3rd quarter and 9 months of fiscal 2008

The head grades of run of mine ores of 70,680 and 191,768 tonnes from the Ying Mine for the three and nine months ended December 31, 2007, are:
>461.7 and 468.1 gram/tonne for silver;
>7.5% and 7.5% for lead; and,
>3.6% and 3.7% for zinc, respectively.

The head grades of run of mine ores of 17,442 and 41,887 tonnes from the HPG Mine for the three and nine months ended December 31, 2007, are:
>217.3 and 227.6 gram/tonne for silver;
>6.5% and 7.5% for lead; and,
>0.7% and 1.2% for zinc, respectively.

Total sales and realized prices net of value added tax and smelter charges for the three months ended December 31, 2007, are comprised of the following:
>1,087,055 ounces of silver sold for $11,962,856 at an average selling price of $11.00 per ounce;
>853 ounces of gold sold for $578,339 at an average selling price of $678.01 per ounce;
>13,776,546 pounds of lead sold for $13,953,971 at an average selling price of $1.01 per pound; and,
>4,925,076 pounds of zinc sold for $3,306,611 at an average selling price of $0.67 per pound.

Total sales and realized prices net of value added tax and smelter charges for the nine months ended December 31, 2007, are comprised of the following:
>2,959,655 ounces of silver sold for $33,099,272 at an average selling price of $11.18 per ounce;
>1,691 ounces of gold sold for $1,002,983 at an average selling price of $593.13 per ounce;
>37,925,734 pounds of lead sold for $37,522,399 at an average selling price of $0.99 per pound; and,
>13,518,607 pounds of zinc sold for $13,276,534 at an average selling price of $0.98 per pound.

For the three and nine months ended December 31, 2007, the cash production cost for silver adjusted for by-product credits is negative $11.97 (2007 - negative $9.27) and negative $12.70 (2007 - negative $7.87) per ounce, respectively.

OUTLOOK

The Company is well positioned to grow through consolidating the fragmented primary silver sector in China, starting with its foot-hold in Henan Province. With the encouragement of local county government, the Company, through its acquisition of the LM and TLP Silver-Lead Mines, is consolidating the silver, lead, and zinc mines and exploration properties in the Ying/HPG Silver Mining camp, providing a solid base from which to significantly expand resources and growth potential.

The fourth quarter is traditionally a slower quarter for the Company as the traditional Chinese Spring Festival normally occurs during January or February. This year the Ying Mill will be in operation, treating ores purchased from third parties as a result of acquiring the TLP and LM Mines. The Company’s mining operations were shut down for two weeks, starting from February 1st. In addition, the Company’s production in the 4th quarter of 2008 has been affected by the severe weather in Central China this January that led to unstable power supply and limitations on staff mobility and transportation for about 15 days.

The Company’s Unaudited Interim Consolidated Financial Statements and Management’s Discussion and Analysis are available for review on our website at www.silvercorp.ca and through SEDAR at www.sedar.com.

About Silvercorp Metals Inc.

Silvercorp Metals Inc. is engaged in the acquisition, exploration, and development of silver related mineral properties focusing in the People's Republic of China ("China"). Currently, the Company is operating and developing four Silver-Lead-Zinc mines at the Ying Mining District, Henan Province, owned through its 77.5% and 70% Chinese subsidiary companies, respectively and is also exploring the Na-Bao Polymetalic Project in Qinghai Province, China.

The Company’s common shares are included as a component of the S&P/TSX Composite, the S&P/TSX Global Gold, and the S&P/TSX Global Mining Indexes.

For further information: SILVERCORP METALS INC., Rui Feng, Chairman & CEO and Lorne Waldman, Corporate Secretary, Phone: (604) 669-9397, Fax: (604) 669-9387, Email: info@silvercorp.ca, Website: www.silvercorp.ca.

CAUTIONARY DISCLAIMER -- FORWARD LOOKING STATEMENTS

Statements in this press release other than purely historical information, including statements relating to the Company's future plans and objectives or expected results, constitute forward-looking statements. Forward-looking statements are based on numerous assumptions and are subject to all of the risks and uncertainties inherent in the Company's business, including risks inherent in mineral exploration, development, and mining. Production and revenue projections are based not on mineral reserves but on mineral resources which do not have demonstrated economic viability. As a result, actual results may vary materially from those described in the forward-looking statements. There can be no assurance that such forward-looking statements will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements. Accordingly, readers should not place undue reliance on such statements. The Company does not undertake any obligation to update any forward-looking statements that are incorporated by reference herein, except in accordance with applicable securities laws. The Company expressly disclaims any obligation to update any forward-looking statements. We seek safe harbour.